Exhibit 21

SUBSIDIARIES OF THE REGISTRANT*

The following were significant subsidiaries of the Registrant as of December 31, 2004:

Name	State or Jurisdiction of Incorporation
MeadWestvaco Coated Board, Inc.	Delaware
MeadWestvaco Consumer Packaging Group, LLC	Illinois
MeadWestvaco Forestry, LLC	Delaware
MeadWestvaco Maryland, Inc.	Delaware
MeadWestvaco Texas, L.P.	Delaware
MeadWestvaco Virginia Corporation	Delaware
Rigesa, Celulose, Papel E. Embalagens Ltda.	Brazil

*	The names of additional subsidiaries have been omitted because the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary. Subsidiaries which are consolidated into the above-listed subsidiaries are also omitted.